Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of September 4, 2025, by and between Woodstead Value Fund, L.P. and Randall Smith (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of shares of common stock, $0.001 par value, of Great Elm Group, Inc., as of August 27, 2025, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

Date: September 4, 2025	Woodstead Value Fund, L.P.

/s/ Thomas Del Bosco
by Thomas Del Bosco, as Vice President, Secretary and Treasurer of Woodstead Investment Associates, LLC, General Partner of Woodstead Value Fund, L.P.

Date: September 4, 2025	Randall D. Smith

/s/ Randall Smith
Randall Smith